Mail Stop 6010

December 28, 2007

Peter G. Leemputte
Chief Financial Officer
Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045-4811

> **Re:** **Brunswick Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-01043**

Dear Mr. Leemputte:

We have reviewed your filings and response letter dated December 18, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Matters affecting comparability, page 21

1.   We note your response to our previous comment 1. Although we agree that your disclosure includes the requirements of Item 10(e)(i) of Regulation S-K, we do not see how you comply with sections (ii)(A) and (B) of Item 10(e), mainly as it relates to restructuring charges and non recurring tax benefits. Please include in your response why these items are allowed to be included in your non-GAAP disclosure.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Cash Flows, page 50

2.   We re-issue our previous comment 2. Please ensure that your presentation of cash flows from operating activities begins with net loss as required by SFAS 95, paragraph 28, in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                            Sincerely,

                                                            Brian R. Cascio
                                                            Accounting Branch Chief